SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934*

COMPANHIA DE BEBIDAS DAS

AMÉRICAS-AMBEV

(Name of Issuer)

AMERICAN BEVERAGE COMPANY-AMBEV

(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 100 Common Shares,

without par value, evidenced by American Depositary Receipts

(Title of Class or securities)

20441W104

(CUSIP Number)

Mr. Roberto Moses Thompson Motta

BRC S.à.r.l.

73 Côte d’Eich

 L-1450, Luxembourg

352 40 45 46

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

David Mercado, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

August 27, 2004

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 20441W104

1	Names of Reporting Persons BRC S.à.R.L. IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 19,914,299,868 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,914,299,868 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,868 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 84.8%[1]
14	Type of Reporting Person (See Instructions) HC

___________________________

1 Includes (i) 16,120,095,142 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev S.A., formerly Interbrew SA, (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest, which consist of (A) the 8,253,913,260 common shares of AmBev that were indirectly held by BRC and by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) and which were contributed to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev pursuant to the Contribution and Subscription Agreement (described below), and (B) 7,866,181,882 common shares of AmBev which were issued by AmBev to a subsidiary of InBev in connection with the Incorporação Agreement (described below); and (ii) the 3,794,204,726 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (Braco Investimentos and ECAP (defined below)) that hold the 8,253,913,260 common shares of AmBev referred to above, is a party to the AmBev Shareholders’ Agreement (described below).  See Items 3, 4, 5 and 6 below.

BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev.

CUSIP No. 20441W104

1	Names of Reporting Persons Jorge Paulo Lemann IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 10
	8	Shared Voting Power 19,914,299,878 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 10
	10	Shared Dispositive Power 19,914,299,878 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,878 Common Shares (See Items 3 and 6)1,
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 84.8%[1]
14	Type of Reporting Person (See Instructions) IN

___________________________

1 Includes (i) 16,120,095,142 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev S.A., formerly Interbrew SA, (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest, which consist of (A) the 8,253,913,260 common shares of AmBev that were indirectly held by BRC and by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) and which were contributed to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev pursuant to the Contribution and Subscription Agreement (described below), and (B) 7,866,181,882 common shares of AmBev which were issued by AmBev to a subsidiary of InBev in connection with the Incorporação Agreement (described below); and (ii) the 3,794,204,726 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (Braco Investimentos and ECAP (defined below)) that hold the 8,253,913,260 common shares of AmBev referred to above, is a party to the AmBev Shareholders’ Agreement (described below).  See Items 3, 4, 5 and 6 below.

BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev. In  addition, Mr. Lemann is a party to the Shareholders’ Voting Rights Agreement (described below) with Mr. Telles and Mr. Sicupira pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below.

Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104

1	Names of Reporting Persons Carlos Alberto da Veiga Sicupira IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5
	8	Shared Voting Power 19,914,299,873 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 5
	10	Shared Dispositive Power 19,914,299,873 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,873 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 84.8%[1]
14	Type of Reporting Person (See Instructions) IN

___________________________

1 Includes (i) 16,120,095,142 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev S.A., formerly Interbrew SA, (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest, which consist of (A) the 8,253,913,260 common shares of AmBev that were indirectly held by BRC and by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) and which were contributed to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev pursuant to the Contribution and Subscription Agreement (described below), and (B) 7,866,181,882 common shares of AmBev which were issued by AmBev to a subsidiary of InBev in connection with the Incorporação Agreement (described below); and (ii) the 3,794,204,726 common shares of AmBev held by Fundação Antonio e Helena Ze rrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (Braco Investimentos and ECAP (defined below)) that hold the 8,253,913,260 common shares of AmBev referred to above, is a party to the AmBev Shareholders’ Agreement (described below).  See Items 3, 4, 5 and 6 below.

BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev. In  addition, Mr. Sicupira is a party to the Shareholders’ Voting Rights Agreement (described below) with Mr. Lemann and Mr. Telles pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC.  See Item 6 below.

Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104

1	Names of Reporting Persons Marcel Herrmann Telles IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5
	8	Shared Voting Power 19,914,299,873 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 5
	10	Shared Dispositive Power 19,914,299,873 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,873 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 84.8%[1]
14	Type of Reporting Person (See Instructions) IN

___________________________

1 Includes (i) 16,120,095,142 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev S.A., formerly Interbrew SA, (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest, which consist of (A) the 8,253,913,260 common shares of AmBev that were indirectly held by BRC and by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) and which were contributed to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev pursuant to the Contribution and Subscription Agreement (described below), and (B) 7,866,181,882 common shares of AmBev which were issued by AmBev to a subsidiary of InBev in connection with the Incorporação Agreement (described below); and (ii) the 3,794,204,726 common shares of AmBev held by Fundação Antonio e Helena Ze rrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (Braco Investimentos and ECAP (defined below)) that hold the 8,253,913,260 common shares of AmBev referred to above, is a party to the AmBev Shareholders’ Agreement (described below).  See Items 3, 4, 5 and 6 below.

BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev. In  addition, Mr. Telles is a party to the Shareholders’ Voting Rights Agreement (described below) with Mr. Lemann and Mr. Sicupira pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below.

Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

#

Item 1.

Security and Issuer.

This Schedule 13D relates to common shares, without par value (the “AmBev Common Shares”), of Companhia de Bebidas das Américas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil (“AmBev”).  AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares, evidenced by American Depositary Receipts.  The address of AmBev’s principal executive offices is Rua Dr. Renato Paes de Barros 1017, 4th Floor, 04530-001, São Paulo, SP, Brazil.

Item 2.

Identity and Background.

(a), (b), (c), (f)

  This Schedule 13D is being filed by (i) BRC S.à.R.L. (formerly BRC S.A.), a company (société a responsabilité limité) incorporated under the laws of Luxembourg (“BRC”), (ii) Jorge Paulo Lemann, a Brazilian citizen (“Mr. Lemann”), (iii) Carlos Alberto da Veiga Sicupira, a Brazilian citizen (“Mr. Sicupira”), and (iv) Marcel Herrmann Telles, a Brazilian citizen (“Mr. Telles”)(collectively, the “Reporting Persons”).

BRC is an investment company, the assets of which include 141,712,000 Class B certificates of Stichting Interbrew, a foundation organized under the laws of the Netherlands (the “Stichting”), each of which represents one ordinary share (the “InBev Ordinary Shares”) of InBev S.A., formerly Interbrew S.A., a corporation organized under the laws of the Kingdom of Belgium (“InBev”), held by the Stichting. InBev indirectly holds 16,120,095,142 AmBev Common Shares and 11,398,181,319 preferred shares of AmBev (the “AmBev Preferred Shares”) in aggregate (representing approximately a 69% voting interest and a 50% economic interest in AmBev), which it received pursuant to the terms of the Contribution and Subscription Agreement and the Incorporação Agreement, as described below. The address of BRC’s principal offices (where BRC carries out its principal business) is 73 Côte d’Eich, L-1450, Luxembourg. The name, citizenship, business address and present principal occupation or employment of each of the directors of BRC are set forth in Annex A to this Schedule 13D.

BRC is indirectly controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles through various entities. Messrs. Lemann, Telles and Sicupira indirectly own, respectively, 50%, 25% and 25% of S-BR Global Investments Limited, a company incorporated under the laws of the Bahamas (“S-BR Global”), which, in turn, indirectly owns approximately 90.78% of the voting shares and 81.63% of the total capital stock of BRC.

Mr. Lemann is a partner of GP Investimentos Ltda. and a director of BRC, InBev and AmBev.  His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil.

Mr. Sicupira is a partner of GP Investimentos Ltda. and a director of BRC, InBev and AmBev.  His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil.

Mr. Telles is a partner of GP Investimentos Ltda. and a director of BRC, InBev and AmBev.  His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th Floor, 04530-001, São Paulo, SP, Brazil.

(d), (e)

  During the last five years, none of BRC, Mr. Lemann, Mr. Sicupira or Mr. Telles, or any executive officer or director of BRC or any person controlling BRC or any executive officer or director of a controlling shareholder of BRC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

On March 3, 2004, BRC and various other entities controlled by Messrs. Lemann, Telles and Sicupira (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting, Eugénie Patri Sébastien S.A., an entity controlled by the Belgian families that founded InBev (“EPS”), and InBev (the “Contribution and Subscription Agreement”) with respect to the contribution by BRC of all of the issued and outstanding shares of AmBev common stock owned by the SB Group Companies to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev.

On the same date, AmBev entered into an Incorporação Agreement (the “Incorporação Agreement”) with InBev, Labatt Brewing Canada Holding Ltd., a company organized under the laws of the Bahamas and an indirect wholly owned subsidiary of InBev (“Mergeco”), and Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada (“Labatt”), relating to the merger of Mergeco into AmBev such that Labatt would become an indirect wholly owned subsidiary of AmBev in exchange for the issuance by AmBev to a subsidiary of InBev of 7,866,181,882 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares.

On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which directly owns 100% of the capital stock of Braco Investimentos S.A. (formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and which indirectly owns 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, hold 8,253,913,260 AmBev Common Shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC.  In accordance with the Contribution and Subscription Agreement and the Interbrew Shareholders Agreement (described below), BRC transferred the 141,712,000 InBev Ordinary Shares to the Stichting in exchange for Class B Stichting certificates, each certificate representing one InBev Ordinary Share.

Also on August 27, 2004, the transactions contemplated by the Incorporação Agreement were consummated. AmBev issued 7,866,181,882 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares to a subsidiary of InBev and Labatt became an indirect wholly owned subsidiary of AmBev.

Item 4.

Purpose of Transaction.

(a) As a result of the consummation of the transactions described above, (i) InBev indirectly owns 16,120,095,142 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares, representing approximately a 69% voting interest and 50% economic interest in AmBev; (ii) BRC owns 141,712,000 Class B Stichting certificates, representing 141,712,000 InBev Ordinary Shares (approximately 24.7% of InBev’s issued and outstanding capital stock); and (iii) the Stichting, which is jointly and equally controlled by BRC and EPS, holds 321,712,000 InBev Ordinary Shares (approximately 56% of InBev’s issued and outstanding capital stock).

(h) In accordance with Brazilian corporate law and the Contribution and Subscription Agreement, InBev (directly or through one of its subsidiaries) is required to launch a mandatory tender offer (the “tender offer”) for all of the remaining outstanding AmBev Common Shares owned by the public.  The tender offer is expected to be launched within approximately six months of August 27, 2004. The terms of the tender offer will be subject to the approval of the Comissão de Valores Mobiliários, the Brazilian securities commission. Assuming full acceptance of the tender offer by the public holders of AmBev Common Shares (other than the Fundação, which has agreed not to tender its AmBev Common shares in the tender offer), InBev would hold approximately 84% of the voting interest and 56% of the economic interest in AmBev.

(d)

In connection with the consummation of the transactions described above, the Reporting Persons understand that, (i) Mr. Carlos Brito and Mr. Luiz Fernando Edmond, who currently serve, respectively, as Chief Executive Officer and Sales Executive Officer of AmBev, will become Co-Chief Executive Officers of AmBev effective as of January 1, 2005, (ii) Mr. Felipe Dutra, who currently serves as AmBev’s Chief Financial Officer, will be appointed Chief Financial Officer of InBev, (iii) Mr. João Castro Neves, who currently serves as AmBev’s Carbonated Soft Drinks and Non-Alcoholic Beverages Officer, will succeed Mr. Dutra as Chief Financial Officer of AmBev effective as of January 1, 2005, and (iv) Mr. Cláudio Moniz Barreto Garcia, who currently serves as AmBev’s Information Technology Officer, will be appointed Chief Information and Services Officer of InBev.  The Reporting Persons understand that certain chan ges in the composition of the Board of Directors of AmBev are expected to be made in the future.

The information contained in Item 6 below and in the Exhibits to this Schedule 13D is hereby incorporated by reference herein.

Item 5.

Interest in Securities of the Issuer.

(a)  Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b)  Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of AmBev Common Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of AmBev Common Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c)  On August 11, 2004, BRC agreed to purchase a 0.1% interest in ECAP from one of ECAP’s minority shareholders for R$3 million (Brazilian reais) in the aggregate. In connection with the closing of the transactions described above, BRC has assigned to Braco Investimentos for no additional consideration the right to acquire such minority interest in ECAP.

There were no transactions in the AmBev Common Shares that were effected during the past sixty days by BRC, Mr. Lemann, Mr. Sicupira, or Mr. Telles, or any controlling shareholder of BRC, or any executive officer or director of BRC, other than those described in the paragraph above and in Items 2 and 3 above and the completion of the internal restructuring of the SB Group Companies’ holdings in the AmBev Common Shares pursuant to the terms of the Contribution and Subscription Agreement.

(d)  Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the AmBev Common Shares owned, directly or indirectly, by BRC, Mr. Lemann, Mr. Sicupira or Mr. Telles.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 above and in the Exhibits to this Schedule 13D is hereby incorporated by reference herein.

As described above, on August 27, 2004, BRC transferred its 141,712,000 InBev Ordinary Shares to the Stichting in exchange for 141,712,000 Class B Stichting certificates.  EPS, an entity controlled by the Belgian families that founded InBev, currently holds 180,000,000 Class A Stichting certificates, representing 180,000,000 InBev Ordinary Shares.  The 321,712,000 InBev Ordinary Shares held by the Stichting on behalf of BRC and EPS represent approximately 56% of all issued and outstanding InBev Ordinary Shares.

As discussed more fully below, the Stichting is a foundation organized under Dutch law which is jointly and equally controlled by BRC and EPS. The Stichting votes all of the InBev Ordinary Shares held by it at general and extraordinary meetings of InBev and receives all dividends in respect of the InBev Ordinary Shares held by it for distribution to its certificate holders. The Class A Stichting certificates and Class B Stichting certificates are identical in all material respects.

The following are brief summaries of certain agreements with respect to InBev and AmBev:

I.

The Interbrew Shareholders Agreement

In connection with the Contribution and Subscription Agreement, on March 3, 2004, BRC, EPS, Rayvax Societe d’ Investissements SA (“Rayvax”), and the Stichting entered into a shareholders agreement (the “Interbrew Shareholders Agreement”). The Interbrew Shareholders Agreement provides for BRC and EPS to hold their interests in InBev through the Stichting and addresses, among other things, certain matters relating to the governance and management of the Stichting and InBev as well as the transfers of interests in the Stichting and InBev. Pursuant to the terms of the Interbrew Shareholders Agreement, BRC and EPS jointly and equally exercise control over the Stichting and the InBev Ordinary Shares held by the Stichting. The Stichting is managed by an eight-member board of directors, and each of BRC and EPS has the right to appoint four directors to the Stichting board. At least seven of the eight Stichting directors must be present in order to constitute a quorum, and any actions taken by the Stichting board, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least two directors appointed by BRC and two appointed by EPS. Subject to certain exceptions, all decisions of the Stichting with respect to the InBev Ordinary Shares it holds on behalf of BRC and EPS, including how the Stichting’s InBev Ordinary Shares are to be voted at all general and extraordinary shareholder meetings of InBev, are made by the Stichting board. In addition, the Interbrew Shareholders Agreement provides that the board of directors of InBev shall have between 12 and 14 members, four of which are nominated by EPS, four of which are nominated by BRC and four to six of which are independent directors nominated by the Stichting’s board.

The Interbrew Shareholders Agreement requires the Stichting’s board to meet prior to each shareholder meeting of InBev to determine how the Stichting’s InBev Ordinary Shares will be voted.  In addition, the Interbrew Shareholders Agreement requires InBev’s by-laws to require shareholders’ approval with a qualified majority of 75% with respect to a number of significant matters affecting InBev, including issuances of stock, mergers, large acquisitions and dispositions and changes in InBev’s dividend policy. The Interbrew Shareholders Agreement also provides for InBev’s by-laws to require that a majority of the shareholders (50% of votes cast plus one) approve various other matters, such as the appointment and dismissal of InBev’s CEO, ratification of certain transactions with affiliates and any other matter that under Belgian law must be approved by the shareholders.

The Interbrew Shareholders Agreement also contains procedures to address any deadlocks that may arise as a consequence of the exercise of joint and equal control by BRC and EPS.  In the event of a deadlock involving any matter which requires the 75% supermajority shareholder approval referred to above, the Interbrew Shareholders Agreement provides for a “buy/sell” procedure by which the party that desires to vote in favor of the particular matter (the “approving party”) may require that the other party (the “dissenting party”) take one of two actions: the dissenting party must either buy the approving party’s Stichting certificates or the dissenting party must sell its Stichting certificates to the approving party, in each case at prices set by the approving party. The “buy/sell” procedure will not be exercisable by either BRC or EPS for the first five years afte r August 27, 2004 and will also impose a 360-day “cooling off” period before the procedure may be exercised following any deadlock.

The Interbrew Shareholders Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting certificates and, consequently, their InBev Ordinary Shares held through the Stichting. EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Class A Stichting certificates (representing 180,000,000 InBev Ordinary Shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Class B Stichting certificates (representing 141,712,000 InBev Ordinary Shares). In addition, under the Interbrew Shareholders Agreement, EPS and BRC have agreed not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

The Interbrew Shareholders Agreement will remain in effect for an initial term of 20 years from the date of closing of the Contribution and Subscription Agreement. Thereafter, the Interbrew Shareholders Agreement will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement. Amendments to the Stichting’s organizational documents (Conditions of Administration and By-Laws) and InBev’s By-laws, which reflect and implement the agreements contained in the Interbrew Shareholders Agreement, took effect upon the closing of the Contribution and Subscription Agreement.

II.

The Lock-Up Agreement

In connection with the Contribution and Subscription Agreement, on March 2, 2004, EPS and BRC entered into a lock-up agreement providing for certain restrictions on the transfer by EPS and certain of its affiliates of 72,000,000 InBev Ordinary Shares that are not held by the Stichting. These transfer restrictions terminate on June 30, 2005. The lock-up agreement also contains an undertaking from EPS and certain affiliates for the benefit of BRC and InBev that, beginning July 1, 2005, they will effect any sales of InBev Ordinary Shares not required to be held by the Stichting pursuant to the Interbrew Shareholders Agreement in an orderly manner so as not to disrupt trading in the InBev Ordinary Shares.

III.

The AmBev Shareholders’ Agreement

Fundação, Braco Investimentos and ECAP are parties to a shareholders’ agreement (the “AmBev Shareholders’ Agreement”), originally entered into on July 1, 1999, with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. In the AmBev Shareholders’ Agreement, the parties have agreed that each of Fundação, Braco Investimentos and ECAP will have proportional representation on the board of directors of AmBev and its subsidiaries, with Fundação’s representation limited to a maximum of four directors, appointable for so long as Fundação holds a specified minimum number of AmBev Common Shares.  On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev Common Shares.  If they fail to reach a consensus, the parties have agreed to vote their AmBev Common Shares in accordance with the wishes of the party holding the greatest number of AmBev Common Shares, except that certain fundamental matters will require unanimity.

Furthermore, the AmBev Shareholders’ Agreement also initially contained, among others, terms and conditions with respect to (a) rights of first refusal for the acquisition of shares that a party intends to dispose of, (b) the acquisition of shares of a party whose shares have been subject to seizure, attachment, judicial surety or any other restrictive measure, (c) rights of first refusal to exercise subscription rights that a party intends to dispose of, (d) buy-sell rights beginning 30 months after the date of execution of the AmBev Shareholders’ Agreement, pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and (e) the right of first refusal of Fundação to purchase shares of the other parties, in the event of any proposed transfer by their controlling shareholders.

The First Amendment to the AmBev Shareholders’ Agreement, dated as of March 3, 2004, amended the original AmBev Shareholders’ Agreement to, among other things, (i) eliminate the rights of first refusal mentioned in items (a) and (e) of the paragraph above, (ii) subject to certain limited exceptions, restrict the disposal of shares, directly or indirectly, by the shareholders through private trades, on the securities market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, (iii) terminate the provisions relating to the buy-sell rights of the shareholders, and (iv) extend the term of the agreement so as to expire on July 1, 2019, subject to the option of Braco Investimentos and ECAP to accelerate the termination of the AmBev Shareholders’ Agreement in the event that the current procedure for the election of the members of the Board of Trustees of th e Fundação is modified or ceases to be observed, other than as a result of a change in law or regulation applicable to the Fundação.

IV.

The Shareholders’ Voting Rights Agreement

On August 31, 2004, Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd., and Santa Paciencia Ltd. (collectively, the “Parties”), with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global Investments Limited (“S-BR Global”), BR Global Investments Limited (“BR Global”), Braco Management Inc. (“Braco-M”), Rougeval Limited (“Rougeval”), Tinsel Investments Inc. (“Tinsel”) and BRC as acknowledging parties, entered into a shareholders’ voting rights agreement (the “Shareholders’ Voting Rights Agreement”) with respect to Mr. Lemann’s, Mr. Sicupira’s and Mr. Telles’ respective indirect interests in each of S-BR Global, BR Global, Braco-M, Rougeval, Tinsel, BRC, the Stichting and InBev (the “Controlled Comp anies”).  Each of the Parties owns 25% of S-BR Global, which indirectly owns 90.78% of the voting shares and 81.63% of the total capital stock of BRC.  Mr. Lemann owns two of the Parties and Mr. Telles and Mr. Sicupira each own one of the Parties.  In the Shareholders’ Voting Rights Agreement, each of the Parties and Mr. Lemann, Mr. Sicupira and Mr. Telles agreed to exercise their respective influence in the Controlled Companies in full compliance with the terms of the Shareholders’ Voting Rights Agreement.  The Parties agreed that the Board of S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC shall each consist of four members. Each block of voting shares representing 25% of the voting shares of S-BR Global shall entitle its owner(s), at all times, to designate (i) one member of the Board of each of S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC and (iii) 25% of the members of the Board of each of the Stichting and InBev and the respective alternate members that BRC is entitled to nominate.  The Parties further agreed that resolutions concerning the Controlled Companies relating to certain issues may only be approved by prior unanimous vote of the Parties.  On other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Parties, shall, in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues.  The Shareholders’ Voting Rights Agreement also contains, among others, terms and conditions (a) restricting the vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles and their respective direct descendants can hold shares of the Controlled Companies and (b) prohibiting the pledging of shares of any of the Controlled Companies by any of the Parties as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares.

The parties to the Shareholders’ Voting Rights Agreement are also parties to a shareholders’ property rights agreement (the “Shareholders’ Property Rights Agreement”) entered into on August 31, 2004. The Shareholders’ Property Rights Agreement relates to and regulates the rights and obligations of the parties in connection with the disposition of shares of S-BR Global and other related matters.

The Interbrew Shareholders Agreement, the Lock-Up Agreement, the AmBev Shareholders’ Agreement and the Shareholders’ Voting Rights Agreement are hereby incorporated by reference herein, and this Item 6 is qualified in its entirety by reference thereto.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of AmBev, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.

Material to Be Filed as Exhibits.

Exhibit No.	Description

A.

Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)  (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.

Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.

Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties.

D.

Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.

Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F.

Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.

First Amendment to the AmBev Shareholders’ Agreement dated March 2, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.

Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.	Amended and Restated InBev By-laws (English translation).

J.	Stichting By-laws (English translation).

K.	Stichting Conditions of Administration (English translation).

L.	Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles.

ANNEX A

Information Required as to Directors of BRC S.à.R.L.*

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of Common Shares of AmBev
Marcel Herrmann Telles	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Partner of GP Investimentos Ltda.; director of BRC, InBev and AmBev	5**
Jorge Paulo Lemann	Brazil	Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil	Partner of GP Investimentos Ltda.; director of BRC, InBev and AmBev	10**
Carlos Alberto da Veiga Sicupira	Brazil	Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil	Partner of GP Investimentos Ltda.; director of BRC, InBev and AmBev	5**
Roberto Moses Thompson Motta	Brazil	Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil	Partner of GP Investimentos Ltda.; director of BRC and InBev; member of the Board of Directors of Quinsa and QIB	20
Alex Schmitt	Luxembourg	44 Rue de la Vallée 2661 Luxembourg (Luxembourg)	Partner of Bonn Schmitt Steichen; director of BRC	None

*BRC currently has no executive officers.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                                 BRC S.À.R.L.

                                                 by    /s/ Carlos Alberto da Veiga Sicupira

                                                 Name: Carlos Alberto da Veiga Sicupira

                                                 Title:    Officer

                                                  by     /s/ Roberto Moses Thompson Motta

                                                  Name:   Roberto Moses Thompson Motta

                                                  Title:      Officer

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                                 JORGE PAULO LEMANN

                                                        /s/ Jorge Paulo Lemann

                                                 Name:  Jorge Paulo Lemann

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                       CARLOS ALBERTO DA VEIGA SICUPIRA

                                             /s/ Carlos Alberto da Veiga Sicupira

                                       Name: Carlos Alberto da Veiga Sicupira

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                               MARCEL HERRMANN TELLES

                                                  /s/     Marcel Herrmann Telles

                                               Name:   Marcel Herrmann Telles

EXHIBIT INDEX

Exhibit No.	Description

A.

Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)  (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.

Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.

Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties.

D.

Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.

Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F.

Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.

First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.

Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.	Amended and Restated InBev By-laws (English translation).

J.	Stichting By-laws (English translation).

K.	Stichting Conditions of Administration (English translation).

L.	Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles.